UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Quovadx, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74913K106
(CUSIP Number)

April 14, 2005
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]          Rule 13d-1(b)
[X]          Rule 13d-1(c)
[   ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74913K106	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trigran Investments, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,100,765 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.2% as of the date of this filing (based on 40,548,163 shares of Common Stock issued and outstanding as of March 4, 2005).
12.		TYPE OF REPORTING PERSON CO

CUSIP NO. 74913K106	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas Granat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,100,765 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.2% as of the date of this filing (based on 40,548,163 shares of Common Stock issued and outstanding as of March 4, 2005).
12.		TYPE OF REPORTING PERSON IN

CUSIP NO. 74913K106	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lawrence A. Oberman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,100,765 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.2% as of the date of this filing (based on 40,548,163 shares of Common Stock issued and outstanding as of March 4, 2005).
12.		TYPE OF REPORTING PERSON IN

CUSIP NO. 74913K106	13G	Page 5 of 8 Pages

Item 1(a) Name of Issuer:   QUOVADX, INC.

Item 1(b)                Address of Issuer’s Principal Executive Offices:

6400 S. Fiddler’s Green Circle, Suite 1000

Englewood, Colorado 80111

Item 2(a) Name of Person Filing

Item 2(b)                Address of Principal Business Office

Item 2(c) Citizenship

Trigran Investments, Inc.

3201 Old Glenview Road, Suite 235

Wilmette, Illinois 60091

Illinois company

Douglas Granat

3201 Old Glenview Road, Suite 235

Wilmette, Illinois 60091

U.S. Citizen

Lawrence A. Oberman

3201 Old Glenview Road, Suite 235

Wilmette, Illinois 60091

U.S. Citizen

2(d)         Title of Class of Securities:

Common Stock, par value $0.01 per share

2(e)         CUSIP Number:    74913K106

Item 3                     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)                                  [__]         Broker or dealer registered under Section 15 of the Exchange Act;

(b)                                 [__]         Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)                                  [__]         Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)                                 [__]         Investment company registered under Section 8 of the Investment Company Act;

(e)                                  [__]         An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP NO. 74913K106	13G	Page 6 of 8 Pages

(f)                                    [__]         An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)                                 [__]         A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)                                 [__]         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)                                     [__]         A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)                                     [__]         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  : ☒

Item 4                     Ownership:

TRIGRAN INVESTMENTS, INC.

DOUGLAS GRANAT

LAWRENCE A. OBERMAN

(a)           Amount beneficially owned:

2,100,765 shares of Common Stock (1)

(b)           Percent of Class:

Approximately 5.2% as of the date of this filing (based on 40,548,163 shares of Common Stock issued and outstanding as of March 4, 2005).

(c)           Number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

0

(ii)                                  shared power to vote or to direct the vote:

See Item 4(a) above.

(iii)                               sole power to dispose or to direct the disposition of:

0

(iv)                              shared power to dispose or to direct the disposition of:

See Item 4(a) above.

CUSIP NO. 74913K106	13G	Page 7 of 8 Pages

(1)           Douglas Granat and Lawrence A. Oberman are the controlling shareholders and sole directors of Trigran Investments, Inc.  Trigran Investments, Inc. is the general partner of Trigran Investments, L.P. and Trigran Investments, L.P. II.  As of the date of this filing, Trigran Investments, L.P. directly owns 1,811,681 shares, representing approximately 4.5% of the outstanding shares of the issuer, and Trigran Investments, L.P. II directly owns 289,084 shares, representing approximately 0.7% of the outstanding shares of the issuer.

Item 5                                                      Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6                                                      Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7                                                      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8                                                      Identification and Classification of Members of the Group:

Not Applicable.

Item 9                                                      Notice of Dissolution of Group:

Not Applicable.

Item 10                                                Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 74913K106	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 25th day of April, 2005

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Executive Vice President

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat